SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2009 net income totals R$ 28.98 billion

Rio de Janeiro, March 19, 2010 – Petróleo Brasileiro S.A. – Petrobras announces its consolidated results for the fourth quarter (4Q09) and full year of 2009, in accordance with generally accepted accounting practices in Brazil (BR GAAP).

Net income totaled R$ 28.98 billion in 2009 (R$ 3.30 per share), versus R$ 32.99 billion in 2008 (R$ 3.76 per share), while operating income climbed from R$ 45.9 billion, in 2008, to R$ 46.2 billion, despite the decline in oil and oil product prices and the global economic slowdown in 2009. As a result, the operating margin (operating income/net operating revenue) widened to 25%.

These healthy results were due to the fact that the reduction in costs outpaced the decline in revenue, while operating expenses remained flat. Other contributing factors included the upturn in net exports due to increased output, lower diesel imports and the narrower spread between the price of oil produced and that of Brent crude. However, net income was negatively impacted by the exchange variation. The combination of higher liability volume linked to dollar and the decline in the exchange rate throughout the year negatively affected the financial result.

By segment, the decrease in oil prices reduced Exploration and Production earnings, despite higher production, which averaged 2,525 thousand boe per day in 2009. Nevertheless, the Company benefited from its integrated operations with strong performance by Refining, Transportation and Marketing segment, despite lower prices of gasoline and diesel prices.

Net income per segment (R$ million) 1

Segment(1)	2009	2008

Exploration and Production	19,601	37,617

Refining, Transportation and
Marketing	13,331	(3,611)

Other Segments(2)	1,948	(941)

(1) Includes inter-segment transactions which are excluded when calculating the Company’s income
(2) Excluding the Corporate segment

The outstanding operating result was also reflected in the increase in operating cash flow, measured by EBITDA, which totaled R$ 59.9 billion in 2009, versus R$ 57.2 billion in the previous year. This strong cash flow, together with the new debt, financed annual investments of R$ 70.8 billion, most of which (approximately 45%) went to the E&P segment.

The Company proposed dividends of R$8.3 billion, equivalent to 30.5% of 2009 net income and R$ 0.95 per share. It is worth noting that R$ 7.2 million of this amount has already been paid to shareholders as interest on equity in 2009.

For complete information on the quarterly result and our conference call webcast to be held on March 24, 2010, please click on the link below.

RSS – Petrobras updates	www.petrobras.com.br/ri

Webcast	Earnings Releases

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.